

September 27, 2012

Inger M. Klemp
Chief Financial Officer
Frontline Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

      Re: Frontline Ltd.
             Form 20-F for the year ended December 31, 2011
             Filed April 27, 2012
             File No. 001-16601

Dear Mrs. Klemp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5A. Operating Results, page 41

Vessel Impairment, page 45

1. Please refer to the last sentence of your response to our prior comment 1. In this regard, please tell us how the required "break even rate" for the 13 tankers compared to the actual daily rates at the time of your 2010 impairment testing. Also, please tell us the actual daily rates for your tankers at the time you performed your 2011 impairment testing.

2. On a related matter, please tell us how the results of your 2011 impairment testing would have been impacted if you had used trailing 5-year, 3-year or 1-year historical average rates instead of 20-year historical average rates.

3. We note from your response to our prior comment 4 that the estimated market value of the vessels you sold declined significantly during 2011. Accordingly, in future filings, please expand your disclosure with respect to the charter-free market values of your remaining vessels to discuss such values on a comparative basis. In your response, please provide us with the disclosure you would have added to your 2011 Report on Form 20-F had you presented such values on a comparative basis in that Report.

Item.18. Financial Statements

Note 2. Accounting Policies, page F-8

(Loss) gain on sale of assets and amortization of deferred gains, page F-11

4. We note your discussion of amortization of deferred gains, but it is unclear under what circumstances you have recorded deferred gains. Accordingly, please expand your disclosure to describe the types of transactions that give rise to deferred gains and how you determine the appropriate period of amortization with respect to such deferred gains. In your response, please provide us with a specific example of a recent transaction that resulted in a deferred gain.

5. With regard to your January 2011 sale of the VLCC Front Shanghai, which you agreed to time charter back from the new owner for a period of approximately two years at a rate of $35,000 per day, please tell us whether or not you recorded a deferred gain in connection with this transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Stickel at 202-551-3324 or Justin Dobbie at 202-551-3469 if you have questions regarding legal matters. You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Branch Chief